GAIN Capital Holdings, Inc.

135 US Hwy 202/206, Suite 11

Bedminster, New Jersey 07921

December 17, 2012

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jennifer Monick, Senior Staff Accountant

Re:	GAIN Capital Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012 (the “Form 10-K”);

Form 10-Q for Quarterly Period Ended September 30, 2012 filed November 9, 2012 (the “Form 10-Q”)

File No. 001-35008

Dear Ms. Monick:

This letter confirms our conversation of last week wherein an extension of time to January 10, 2013 was granted to GAIN Capital Holdings, Inc. to respond to a Securities and Exchange Commission letter, dated December 11, 2012, addressed to Mr. Daryl J. Carlough, Interim Chief Financial Officer of GAIN Capital Holdings, Inc., with respect to the above-referenced filings. This extension was granted to GAIN Capital Holdings, Inc. due to time and resource constraints resulting from the current holiday period.

If you have any questions regarding the foregoing, please do not hesitate to call me at (908) 731-0715.

Sincerely,

/s/ Diego A. Rotsztain, Esq.

EVP & General Counsel, GAIN Capital Holdings, Inc

cc:	Shannon Sobotka (Securities and Exchange Commission)

Daryl J. Carlough, Interim Chief Financial Officer, GAIN Capital Holdings, Inc.